Exhibit 99.2

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES 2020 FIRST QUARTER RESULTS

May 13, 2020, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three month period ended March 31, 2020.

HIGHLIGHTS

Highlights for the three month period ended March 31, 2020, including events subsequent to the quarter, are set out below:

•

Granite’s net operating income (“NOI”) was $67.9 million in the first quarter of 2020 compared to $55.2 million in the prior year period, an increase of $12.7 million primarily as a result of acquisition activity in 2019;

•	Same property NOI — cash basis(4) increased by 4.2% for the three month period ended March 31, 2020, excluding the impact of foreign exchange (4.5% for the 2019 year);

•

Funds from operations (“FFO”)(1) was $56.8 million ($1.05 per unit) in the first quarter of 2020 compared to $40.7 million ($0.89 per unit) in the first quarter of 2019. Included in this quarter’s FFO is a $2.8 million foreign currency gain on foreign cash and the reversal of a current income tax provision of $0.8 million relating to a taxation year that has become statute barred. Excluding these items, FFO for the first quarter of 2020 would be $53.2 million ($0.98 per unit);

•

Adjusted funds from operations (“AFFO”)(2) was $55.6 million ($1.03 per unit) in the first quarter of 2020 compared to $39.8 million ($0.87 per unit) in the first quarter of 2019. Excluding the foreign currency gain and reversal of the tax provision noted above, AFFO for the first quarter of 2020 would be $52.0 million ($0.96 per unit);

•	AFFO payout ratio(3) was 70% for the first quarter of 2020 compared to 81% in the first quarter of 2019;

•

Granite’s net income attributable to stapled unitholders increased to $81.3 million in the first quarter of 2020 from $78.3 million in the prior year period primarily due to an increase in net operating income and foreign exchange gains, partially offset by a decrease in net fair value gains on investment properties relative to the comparative period;

•

During the month of March 2020, Granite repurchased 490,952 stapled units under its normal course issuer bid for consideration of $25.0 million at an average purchase price of $50.95 per unit, significantly below its estimated net asset value;

•

On March 13, 2020, Granite acquired a property under development located in Bleiswijk, Netherlands for $28.8 million (€18.7 million) excluding transaction costs. The property under development is situated on approximately 13 acres of land in the Prisma Business Park in Bleiswijk and will be a grocery e-commerce distribution centre comprising 238,117 square feet of gross leasable area. The property is in the center of the Randstad conurbation, situated next to the A12 motorway and providing access to approximately 8 million consumers within a one hour radius. The property, expected to be completed and income-producing in September 2020, is leased to Ahold, a global food-retailer for a lease term of 10 years and the going-in stabilized yield associated with the property is 4.2%; and

•

On May 1, 2020, Granite closed on the acquisition of the first of the three state-of-the-art facilities being developed in the Netherlands as previously announced. Construction of the property was completed on schedule in March 2020. The property is located at Oude Graaf 15, Weert, Netherlands, has a gross leaseable area of 238,281 square feet, and was purchased for $32.4 million (€20.8 million) excluding transaction costs. The property is leased, effective May 1, 2020, to Moonen Packaging, a European leader in environmentally-friendly packaging on a triple-net lease with a term of 10 years and the going-in stabilized yield associated with the property is 4.9%.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

(in millions, except as noted)
For the three months ended March 31,	2020	2019
Net operating income (“NOI”)	$67.9	$55.2
Net income attributable to stapled unitholders	$81.3	$78.3
Funds from operations (“FFO”)(1)	$56.8	$40.7
Adjusted funds from operations (“AFFO”)(2)	$55.6	$39.8
Diluted FFO per stapled unit(1)	$1.05	$0.89
Diluted AFFO per stapled unit(2)	$1.03	$0.87
Monthly distributions paid per stapled unit	$0.73	$0.70
Special distribution paid per stapled unit	—	$0.30
AFFO payout ratio(3)	70%	81%

As at March 31 and December 31,	2020	2019
Fair value of investment properties	$4,810.0	$4,457.9
Cash and cash equivalents	$242.1	$298.7
Total debt	$1,309.8	$1,250.3
Net leverage ratio(5)	22%	21%
Number of income-producing properties	85	85
Gross leasable area (“GLA”), square feet	40.0	40.0
Occupancy, by GLA	99.0%	99.0%
Magna as a percentage of annualized revenue(7)	41%	42%
Magna as a percentage of GLA	35%	35%
Weighted average lease term in years, by GLA	6.3	6.5
Overall capitalization rate(6)	6.0%	6.1%

A more detailed discussion of Granite’s combined financial results for the three month periods ended March 31, 2020 and 2019 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) and the unaudited combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

COVID-19 PANDEMIC UPDATE

It is early days and the full impact of the COVID-19 pandemic cannot be predicted, however Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the impact of COVID-19.

Granite’s tenant base is comprised of generally high-quality credit companies with 66% of total annualized revenue(7) represented by Granite’s top ten tenants at March 31, 2020. COVID-19 has had, and will continue to have, a varied impact on Granite’s tenants depending on their specific businesses. Certain tenants are seeing increased activity during this COVID-19 period while other tenants have slowed down or shut down operations fully for a period of time. It is difficult to predict at this time what continued impact COVID-19 will have on the businesses of Granite’s tenants and the resulting direct impact on Granite’s operations.

With respect to Granite’s operations, the status of rent collection for the months of April and May and requests for rent deferral as of today’s date is summarized below:

•	99% of rent due in respect of the month of April has been received;

•	95% of rent due in respect of the month of May has been received. The progress of our rent collection for May is on pace with the rent collection for April;

•

Requests have been received for deferrals of rent from 11 tenants for a weighted average period of 3.7 months and for rent abatements from 6 tenants for a weighted average period of 2.6 months, combined totaling approximately $6.7 million, representing approximately 2.4% of Granite’s total portfolio based on annualized revenue(7); and

•	No rent deferrals or rent abatements have been granted to date and Granite is currently in discussion with all tenants in arrears.

Over the next few months, Granite intends to monitor its portfolio and to continue to dialogue with its tenants on a case-by-case basis, where applicable, to understand the ongoing impact of COVID-19 on its tenants’ operations. The dynamic nature of the situation, which continues to evolve day-to-day, makes the longer-term financial impacts on Granite difficult to predict.

As at May 13, 2020, Granite has total liquidity of approximately $730 million, including its fully undrawn credit facility, sufficient to meet its current committed acquisitions and development and construction projects of approximately $216.5 million. Granite’s nearest debt maturity of $250 million occurs in July 2021 and Granite’s investment property portfolio of over $4.8 billion remains fully unencumbered. Granite believes it is well-positioned to weather the current market volatility and any negative impacts on its business, however, Granite will continue to evaluate and monitor this as the situation prolongs.

With respect to Granite’s outstanding development projects, most have not been materially impacted to date by COVID-19. Granite expects potential near-term delays to its on-going projects in terms of construction spending and expected completion dates.

Granite’s current liquidity positions it well to capitalize on acquisition opportunities and to continue to execute on its strategic plan in 2020, however, Granite has temporarily slowed down its acquisition program and will continue to do so until there is greater visibility on the impact that COVID-19 will have on its operations and cash flows. As markets stabilize and the longer-term impacts of COVID-19 on the portfolio are better understood, Granite will be prepared to quickly act on its acquisition pipeline and other opportunities.

Consistent with its usual practice, Granite continues to review the value of its properties. It is impossible to forecast the duration and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s operations, both in the short-term and in the long-term. Certain aspects of Granite’s business and operations that could be potentially impacted include rental income, occupancy, capital expenditures, future demand for space and market rents, all of which ultimately impact the underlying valuation of investment properties.

CONFERENCE CALL

Granite will hold a conference call on Thursday, May 14, 2020 at 9:00 a.m. (ET). The toll free number to use for this call is 1 (800) 732-6870. For international callers, please use 1 (416) 981-9007. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 21954569. The replay will be available until Tuesday, May 26, 2020.

ANNUAL MEETING OF UNITHOLDERS

Granite’s Annual Meeting of Unitholders will take place on June 4, 2020 at 10:00 a.m. (ET). Due to the public health impact of the COVID-19 pandemic and in consideration of the health and safety of our unitholders, employees and the broader community, this year’s meeting will be held in a virtual meeting format only, by way of a live audio webcast. Unitholders can participate at the meeting by joining the live audio webcast online at https://web.lumiagm.com/240668827. Refer to the “Voting Information and General Proxy Matters” within Granite’s Management Information Circular/Proxy Statement for detailed instructions on how to participate and vote at the meeting. The webcast of the meeting will be archived on our website following the meeting. Please refer to the Annual Meetings page at www.granitereit.com for additional details on the virtual meeting.

OTHER INFORMATION

Additional property statistics as at March 31, 2020 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns over 90 investment properties representing approximately 40.3 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI — cash basis, net leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant incentives incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

In the current year period AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives paid. The AFFO metrics in the comparative period have been updated to conform to the current period’s presentation. AFFO, basic and diluted AFFO per unit and AFFO payout ratio for the quarter ended March 31, 2019 were previously reported as $39.3 million, $0.86 per unit for both basic and diluted AFFO and 82%, respectively. Both methods of calculation are in accordance with the REALPAC White Paper.

		Three Months Ended March 31,
(in millions, except per unit amounts)		2020	2019
Net income attributable to stapled unitholders		$81.3	$78.3
Add (deduct):
Fair value gains on investment properties, net		(36.0)	(50.1)
Fair value losses on financial instruments		1.9	0.1
Loss on sale of investment properties		—	0.7
Deferred income tax expense		10.3	10.9
Fair value remeasurement (recovery) expense relating to the Executive Deferred Stapled Unit Plan		(0.8)	0.7
Non-controlling interests relating to the above		0.1	0.1
FFO(1)	[A]	$56.8	$40.7
Add (deduct):
Maintenance or improvement capital expenditures incurred		(1.1)	(0.9)
Leasing commissions incurred		—	—
Tenant incentives incurred		—	(0.2)
Tenant incentive amortization		1.3	1.3
Straight-line rent amortization		(1.4)	(1.1)
AFFO(2)	[B]	$55.6	$39.8
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$1.05	$0.89
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$1.03	$0.87
Basic weighted average number of stapled units	[C]	54.0	45.7
Diluted weighted average number of stapled units	[D]	54.1	45.7

(3)

AFFO payout ratio is calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders. Refer to the change in the current year period to the calculation of AFFO payout ratio in footnote (2) above.

(4)

Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

(5)

The net leverage ratio is calculated as the net debt (carrying value of total debt less cash and cash equivalents) divided by the fair value of investment properties. The net leverage ratio is a supplemental measure used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(6)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

(7)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, for the month of March 2020 or December 2019, as applicable, recognized in accordance with IFRS, multiplied by 12 months.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; the impact of COVID-19 on Granite’s on-going projects in terms of construction spending and expected completion dates; the repayment of rent deferrals; the progress of Granite’s ongoing rent collection in May 2020; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; the expected construction of a grocery e-commerce distribution facility in Bleiswijk, Netherlands; Granite’s intended use of the net proceeds of its equity offerings to fund potential acquisitions and for the other purposes described previously; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures as to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s Annual Information Form for 2019 dated March 4, 2020, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2019 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.